Exhibit 99(a)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at March 31, 2019:

At March 31, 2019
(in millions)
Total short-term borrowings(1)	¥38,055,064

Long-term debt:
Obligations under capital leases	22,536
Obligation under sale-and-leaseback transactions	40,732
Unsubordinated debt	22,468,006
Subordinated debt	4,832,772
Obligations under loan securitization transactions	641,850
Debt issuance costs	(15,353)

Total long-term debt	27,990,543

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,667,770,520 shares)	2,090,270
Capital surplus	5,577,186
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,094,026
Accumulated other comprehensive income, net of taxes	(284,269)
Treasury stock, at cost: 745,921,774 common shares	(517,236)

Total shareholders’ equity	15,199,548

Noncontrolling interests	785,200

Total equity	15,984,748

Total capitalization and indebtedness	¥43,975,291

Note:

(1)	Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.